UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF

REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE

ACT OF 1934

Commission File Number 333-173626

UCI HOLDINGS LIMITED

(Exact name of registrant as specified in its charter)

Level Nine, 148 Quay Street, Auckland, 1010, New Zealand

(Address, including zip code, and telephone number, including area code, of registrant’s of principal executive offices)

8.625% Senior Notes due 2019

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a)	Rule 12h-6(d)
(for equity securities)	(for successor registrants)

Rule 12h-6(c) X	Rule 12h-6(i)
(for debt securities)	(for prior Form 15 filers)

PART I

Item 1. Exchange Act Reporting History

A.	UCI Holdings Limited (the “Company”) first incurred the duty to file reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on May 13, 2011.

B.	The Company has filed or submitted all reports required under Section 13(a) or Section 15(d) of the Exchange Act and corresponding Commission rules for the 12 months preceding the filing of this form, and has filed at least one annual report under Section 13(a).

Item 2. Recent United States Market Activity

The Company last issued securities in the United States in a registered offering under the Securities Act of 1933, as amended, on May 13, 2011 when it issued $400,000,000 aggregate principal amount of its 8.625% Senior Notes due 2019 (the “Notes”) pursuant to an exchange offer relating to debt securities registered on Form F-4 (File No. 333-173626), which was declared effective on May 13, 2011.

Item 3. Foreign Listing and Primary Trading Market

Not applicable.

Item 4. Comparative Trading Volume Data

Not applicable.

Item 5. Alternative Record Holder Information

Not applicable.

Item 6. Debt Securities

As of January 25, 2016, there were under 120 record holders of the Notes. The Company relied on the assistance of IPREO to determine the number of record holders of the Notes.

Item 7. Notice Requirement

A.	Pursuant to Rule 12h-6(h), the Company disclosed its intent to terminate the registration of the Notes under Section 12(g) of the Exchange Act and its corresponding reporting obligations under Section 13(a) or Section 15(d) of the Exchange Act on April 29, 2016.

B.	The Company disseminated the notice in the United States by means of a news release (the “News Release”) published/transmitted via Business Wire news distribution service. A copy of the News Release is attached as Exhibit 99.1 to this Form 15F.

Item 8. Prior Form 15 Filers

Not applicable.

PART II

Item 9. Rule 12g3-2(b) Exemption

Not applicable.

PART III

Item 10. Exhibits

Exhibit 99.1     Press Release pursuant to Rule 12h-6(h), dated April 29, 2016.

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)	The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURES

Pursuant to the requirements of the Exchange Act, UCI Holdings Limited has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, UCI Holdings Limited certifies that, as represented on this Form, it has complied with all the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

UCI HOLDINGS LIMITED
(Registrant)

Date: April 29, 2016	By:	/s/ Joseph E. Doyle

Name: Joseph E. Doyle Title: General Counsel